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                           April 18, 2023

       Jason P. Wells
       President and Director
       Southern Indiana Gas and Electric Company
       211 NW Riverside Drive
       Evansville, IN 47708

                                                        Re: Southern Indiana
Gas and Electric Company
                                                            SIGECO
Securitization I, LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed March 24,
2023
                                                            File Nos.
333-270851 and 333-270851-01

       Dear Jason P. Wells:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-1

       Part II - Information not Required in Prospectus
       Item 14. Exhibits, page II-3

   1. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of
                                                        Regulation AB and
Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on
your registration statement following our review of any such exhibits.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jason P. Wells
Southern Indiana Gas and Electric Company
April 18, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameJason P. Wells                     Sincerely,
Comapany NameSouthern Indiana Gas and Electric Company
                                                     Division of Corporation
Finance
April 18, 2023 Page 2                                Office of Structured
Finance
FirstName LastName